Form 10-C

Securities and Exchange Commission
Washington, DC 20549

Report by issuer of securities quoted on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER: Computer Telephone Corp. ADDRESS OF PRINCIPAL EXECUTIVE OFFICES: 360 Second Ave., Waltham MA 02171 ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE:) (617) 466-8080


I. Change in Number of Shares Outstanding

Indicate any change (increase or decrease of five percent or more in the number of shares outstanding:

1.       Title of Security  Common Stock
2.       Number of shares outstanding before the change  4,716,412
3.       Number of shares outstanding after the change  9,432,824
4.       Effective Date of change  November 6, 1995
5.       Method of change  2-for-1 stock split

Specify method (such as merger, acquisition exchange distribution, stock split, reverse split, acquisition of stock for treasury, etc.) Stock split Give brief description of transaction Two-for-one Common Stock split in which one share of Common Stock will be issued for every share owned on the record date (10/23/95)


II. Change in Name of Issuer

1.       Name prior to change
2.       Name after change
3.       Effective date of charter amendment changing name
4.       Date of shareholder approval of change, if required


         October 9, 1995           /s/ John D. Pittenger, Vice President Finance
         DATE                      OFFICER'S SIGNATURE AND TITLE

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